Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

AUSTRAL PACIFIC ENERGY LTD.
(“Company”)

to be held at the Urban Health Theatrette, BP House, cnr Customhouse Quay and Johnston Street, Wellington, New Zealand on Friday, June 25, 2004, at 2pm (local time) (“Meeting”)

The undersigned member (“Registered Shareholder”) of the Company appoints, David Newman, Chairman of the Board and a Director of the Company, or failing him, David Newman, Chairman of the Board and a Director of the Company, or failing him, ________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified in this Proxy.

The Registered Shareholder revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________
[If this form is not dated in the space provided, it is deemed to bear the date of mailing]

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Withhold	Against
	Appointment of Directors	_____	_____	_____
1.	To elect as directors:	_____	_____	_____
	David John Bennett	_____	_____	_____
	Ronald Luigi Bertuzzi	_____	_____	_____
	Garth Evan Johnson	_____	_____	_____
	David Arthur Ross Newman	_____	_____	_____
	Peter Purcell Tapper	_____	_____	_____
	Bernhard Josef Zinkhofer	_____	_____	_____

Auditors
2.	To appoint KPMG, Chartered Accountants, as auditors of the Company at a
	remuneration to be fixed by the Board of directors	_____	_____	_____

2004 Share Option Plan
3.	To approve the adoption of the 2004 Share Option Plan	_____	_____	_____

If you do not wish your proxyholder to vote with respect to any amendments or variations of any of the resolutions set out in this Proxy Form, and you hereby instruct your proxyholder not to vote your shares on such amendments or variations, check this box

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS AND OPTIONS FOR VOTING

Telephone voting:	Internet voting:	Voting by Mail :

1-888-Tel-Vote	http://www.stocktronics.com/webvote	Pacific Corporate Trust Company
(1-888-835-8683)		10th Floor - 625 Howe Street Vancouver, BC V6C 3B8 CANADA Fax: 604.689.8144

To be represented at the Meeting, this completed Proxy Form (and any required instrument evidencing authority to sign it) must be DEPOSITED at the office of the Company’s Share Registrar (as set out above) by hand, mail or fax, at any time up to and including 4:00 pm on June 22, 2004 (Pacific Daylight time) or with the Chairman of the Meeting, on the day of the Meeting before 2pm on June 25, 2004 (New Zealand time), or over the internet at the address set out above.

INSTRUCTIONS FOR COMPLETION OF PROXY
1.

This Proxy Form must be signed by you, the Registered Shareholder, or by your duly authorized attorney. Joint Registered Shareholders must all sign the Form. A Proxy Form completed by a corporation must be executed by a person duly authorized by it, acting with the corporation’s express or implied authority. A corporation may appoint a corporate representative to attend the Meeting on its behalf. Notice of such appointment must be given to the Company in the same manner and by the same time as notice of appointment of a Proxy.

2.
If this Proxy Form is completed by an attorney, officer, or other representative, the original or a notarial copy of the power of attorney or other empowering instrument, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must (if not previously produced to the Company) accompany this Proxy Form, together with a completed certification of non-revocation of authority.

3.
If this Proxy Form is not dated in the space provided, authority is given by you, the Registered Shareholder, for the proxyholder to date this Proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company’s Share Registrar.

4.
A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins. Please bring this Form with you to aid registration.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a) appoint one of the proxyholders named on the Proxy Form, by leaving the wording appointing a nominee as is (i.e. do not strike out the proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Proxy Form, the proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;
OR
(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified with respect to a resolution, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.
The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for. Further, if not prohibited by this Proxy Form, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Proxy Form or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.
If a Registered Shareholder has submitted a Proxy Form, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.